UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ALFACELL CORPORATION

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

015404106

(CUSIP Number)

Fred Knoll

Knoll Capital Management, L.P.

1114 Avenue of the Americas, 45th Floor

New York, New York 10036

(212) 479-6636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 pages)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015404106                                              13D                                               Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 18,280,520 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 18,280,520 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,280,520 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.14%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 015404106                                              13D                                               Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 18,280,520 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 18,280,520 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,280,520 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.14%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 015404106                                              13D                                               Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,225,271 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 17,225,271 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,225,271 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.55%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 015404106                                              13D                                               Page 5 of 8 Pages

Item 1.

Security and the Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Alfacell Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 300 Atrium Drive, Somerset, New Jersey 08873.

Item 2.

Identity and Background.

(a)

This statement is being filed jointly by Europa International Inc., a corporation organized under the laws of the British Virgin Islands (“Europa”); Knoll Capital Management, L.P., a limited partnership formed under the laws of the State of Delaware (“KCMLP”); and Fred Knoll (“Knoll”), a citizen of the United States (Europa, KCMLP and Knoll, collectively, the “Reporting Persons.”)

(b)

The address for each of Europa, KCMLP and Knoll is 1114 Avenue of the Americas, 45th Floor, New York, New York  10036.

(c)

KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC (“KOM”), the investment manager of Knoll Special Opportunities Fund II Master Fund Ltd., a company organized under the laws of the Cayman Islands (the “Knoll Fund”). Knoll is the principal partner and president of KCMLP. Patrick O’Neill (“O’Neill”), is also a manager of KOM.

(d)(e)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

Europa is a corporation organized under the laws of the British Virgin Islands; KCMLP is a limited partnership formed under the laws of the State of Delaware; and Knoll is a citizen of the United States of America.

Item 3.

Source or Amount of Funds or Other Consideration.

On October 19, 2009, Europa and other “Purchasers” entered into a Securities Purchase Agreement with the Issuer (the “Purchase Agreement”) pursuant to which Europa purchased in a private placement 15 “Units,”  consisting of an aggregate of a (i) $750,000 principal amount of 5% Senior Secured Convertible Promissory Note (the “Note”) initially convertible into 5,000,000 shares of Common Stock at a price equal to $.15 per share; (ii) three-year Series A Common Stock Purchase Warrant (the “Series A Warrant”) to purchase 5,000,000 shares of Common Stock at an exercise price of $.15 per share; and (iii) five-year Series B Common Stock Purchase Warrant (the “Series B Warrant”) to purchase 5,000,000 shares Common Stock at an exercise price of $.25 per share. The aggregate purchase price for the Units was $750,000. All such Units were purchased by Europa with its working capital.

Item 4.

Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes. In addition, pursuant to the Purchase Agreement, Europa has the right to designate one member of the Issuer’s Board of Directors. Europa has not yet exercised such right, although it is contemplated that such designee may be Knoll. The Reporting Persons may from time to time review and consider various alternative courses of action for maximizing the value of their investment.  Such alternatives may include, among other things, the acquisition of additional shares of capital stock of the Issuer on the open market, through privately negotiated transactions with the Issuer or third parties, by a tender or exchange offer or otherwise; or the sale of all or part of the Reporting Person’s investment on the open market or in privately negotiated transactions. In pursuing such alternatives, the Reporting Persons may engage in discussions with the Issuer, other stockholders of the Issuer, and the Reporting Person’s advisors, concerning the business, operations and future plans of the Issuer, and strategic alternatives for maximizing stockholder value.  In

CUSIP No. 015404106                                              13D                                               Page 6 of 8 Pages

addition, the Reporting Person’s actions will be subject to prevailing conditions from time to time, including, without limitation, the price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions.

Other than set forth above, the Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this filing:

Europa beneficially owns 17,225,271 shares of Common Stock consisting of (i) 2,010,985 shares of Common Stock; and (ii) the immediately exercisable Note and warrants to purchase and aggregate of 15,214,286 shares of Common Stock. Based on 47,313,880 shares of Common Stock issued and outstanding as of November 10, 2009, as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on November 30, 2009, the 17,225,271 shares of Common Stock owned by Europa constitute 27.55% of the outstanding shares of Common Stock.

Each of KCMLP and Knoll owns 18,280,520 shares of Common Stock consisting of (i) 2,010,985 shares of Common Stock owned by Europa; (ii) the immediately exercisable Note and warrants to purchase and aggregate of 15,214,286 shares of Common Stock owned by Europa; (iii) 840,963 shares of Common Stock owned by the Knoll Fund; and (iv) an immediately exercisable warrant to purchase 214,286 shares of Common Stock owned by the Knoll Fund. Based on 47,313,880 shares of Common Stock issued and outstanding as of November 10, 2009, as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on November 30, 2009, the 18,280,520 shares of Common Stock owned by KCMLP and Knoll constitute 29.14% of the outstanding shares of Common Stock.

(b)

Sole power to vote or to direct the vote:

0

Shared power to vote or to direct the vote:

KCMLP, Knoll and Europa share the power to vote or direct the vote of the 17,225,271 shares of Common Stock owned by Europa.

KCMLP and Knoll share the power to vote or direct the vote of the 18,280,520 shares of Common Stock owned by Europa and the Knoll Fund. KCMLP, Knoll, KOM and O’Neill, share the power to vote or direct the vote of the 1,055,249 shares of Common Stock owned directly by the Knoll Fund.

Sole power to dispose of or to direct the disposition:

0

Shared power to dispose of or to direct the disposition:

KCMLP, Knoll and Europa share the power to dispose of or direct the disposition of the 17,225,271 shares of Common Stock owned by Europa.

KCMLP and Knoll share the power to dispose of or direct the disposition of the 18,280,520 shares of Common Stock owned by Europa and the Knoll Fund. KCMLP, Knoll, KOM and O’Neill share the power to dispose of or direct the disposition of the 1,055,249 shares of Common Stock owned directly by the Knoll Fund.

CUSIP No. 015404106                                              13D                                               Page 7 of 8 Pages

(c)

The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by them.

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be filed as Exhibits.

          The following document is filed as an exhibit to this Schedule 13D:

Exhibit No.	Description
1

Securities Purchase Agreement by and among the Issuer and the investors identified on the signature pages thereto, dated as of Octboer 19, 2009, incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2009.

CUSIP No. 015404106                                               13D                                          Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europa International, Inc. By: Knoll Capital Management L.P., Investment Manager

Dated: December 4, 2009	By:	/s/Fred Knoll
Fred Knoll, President

Knoll Capital Management, L.P.

Dated: December 4, 2009	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: December 4, 2009		/s/ Fred Knoll
Fred Knoll

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Alfacell Corporation and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Europa International, Inc. By: Knoll Capital Management L.P., Investment Manager

Dated: December 4, 2009	By:	/s/Fred Knoll
Fred Knoll, President

Knoll Capital Management, L.P.

Dated: December 4, 2009	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: December 4, 2009		/s/ Fred Knoll
Fred Knoll